UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission File Number:  001-33869

STAR BULK CARRIERS CORP.
(Translation of registrant’s name into English)

Star Bulk Carriers Corp. c/o Star Bulk Management Inc. 40 Agiou Konstantinou Street, 15124 Maroussi, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Star Bulk Carriers Corp. (the “Company”) dated November 9, 2011: Star Bulk Carriers Corp. Reports Financial Results for the Third Quarter and Nine Months Ended September 30, 2011, Declares Dividend of $0.05 per Share.

This report on Form 6-K, except for the sections entitled "Spyros Capralos, President and CEO of Star Bulk, commented" and "Simos Spyrou, Chief Financial Officer of Star Bulk, commented," is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-153304) that was filed with the U.S. Securities and Exchange Commission ("Commission") with an effective date of November 3, 2008, and the Company's registration statement on Form F-3 (File No. 333-156843) that was filed with the Commission with an effective date of February 17, 2009.

Exhibit 1

STAR BULK CARRIERS CORP. REPORTS FINANCIAL RESULTS
FOR THE THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2011, DECLARES DIVIDEND OF $0.05 PER SHARE

ATHENS, GREECE,  November 9, 2011 – Star Bulk Carriers Corp. (the "Company" or "Star Bulk") (Nasdaq: SBLK),a global shipping company focusing on the transportation of drybulk cargoes, today announced that its Board of Directors declared a cash dividend of $0.05 per outstanding share of the Company's common stock for the three months ending September 30, 2011. The dividend is payable on or about December 6, 2011 to shareholders of record as of November 29, 2011. The Company also announced today its unaudited financial and operating results for the three and the nine months ended September 30, 2011. The Company also announced today the results of the Annual GeneralMeeting of its shareholders held on Friday,October21, 2011.

Spyros Capralos, President and CEO of Star Bulk, commented: “The weak market conditions during thethird quarter 2011 impacted our results as we earned an average daily time charter equivalent rate of $18,808, a 28% decrease from the same period in 2010. Despite the challenging quarter, we remain optimistic about the future of Star Bulk Carriers as we continue to make significant progress towards improving our future financial results. Star Bulk’s developments and highlights so far in 2011 include the significant expansion of our fleet and the continued success in optimizing our operating costs. In addition, we are pleased to have received approval from our Board of Directors to reward shareholders by declaring our tenth consecutive quarterly dividend.

“Our fleet profile will have a new addition within the next few days with the delivery of our second new building capesize the Star Polaris. This acquisition will increase the size of our fleet to 15 vessels while enhancing our revenue. As of today, our total contracted gross revenue is $220 million and our fleet employment coverage stands at 94% for 2011 and 52% for 2012. We are currently in discussion with a number of charterers about contracting the vessels with expiring contracts on period employment. The great majority of these vessels are in the Supramax class and this market has been much less volatile then the larger size segments.

“We want to assure our shareholders that our focus is on making Star Bulk a leader in the dry bulk industry and we feel this can be achieved with our solid financial position. We look at today’s weak market conditions as an opportunity for our company to take advantage of distressed assets that do not arise during peak markets.”

Simos Spyrou, Chief Financial Officer of Star Bulk, commented: “As of today, our outstanding debt amounts to $267.6 million with $1.5 million in principal repayment due for the remainder 2011 and our cash position stands at $39 million. Furthermore, our loan repayments for 2012 and 2013 are $35 million for each year. As we have no exposure to interest rate swaps, we are able to take advantage of the prevailing low interest rate environment. The increase to our operating expenses for the third quarter 2011 versus the previous quarter was mainly due to the increase in the average number of vessels, since our fleet grew from 11 to 14 vessels during this quarter. Even though our general and administrative expenses have increased in third quarter of 2011 compared to the previous quarter, they remain 14% lower compared to the same quarter in 2010.”

Fleet Profile (As of November9, 2011)

Vessel Name	Type	DWT	Year Built
Star Aurora	Capesize	171,199	2000
Star Big	Capesize	168,431	1996
Star Borealis	Capesize	179,678	2011
Star Mega	Capesize	170,631	1994
Star Sigma	Capesize	184,403	1991
Star Ypsilon	Capesize	150,940	1991
Star Cosmo	Supramax	52,247	2005
Star Delta	Supramax	52,434	2000
Star Epsilon	Supramax	52,402	2001
Star Gamma	Supramax	53,098	2002
Star Kappa	Supramax	52,055	2001
Star Omicron	Supramax	53,489	2005
Star Theta	Supramax	52,425	2003
Star Zeta	Supramax	52,994	2003

Newbuildings :
VesselName	Type	DWT	Expected Delivery Date
Star Polaris (1)	Capesize	180,000	Nov-2011

Total	15	1,626,748

(1)

On April 6, 2010 the Company signed a contract to build a Capesize vessel (to be renamed the Star Polaris) for a construction price of $53.3 million of which approximately $10.7 million is payable upon delivery. The Star Polaris is scheduled to be delivered to us duringNovember 2011.

Results of 2011 Annual General Meeting of Shareholders

At the 2011 Annual General Meeting of Shareholders the following proposals were approved and adopted: 1) the re-election of Messrs. Petros Pappas and TomSofteland as Class A Directors to serve on the Board of Directors of the Company until the 2014 Annual General Meeting of Shareholders and the election of Mr. Spyros Capralos as Class C Director to serve on the Board of the Directors until the 2013 Annual General Meeting of Shareholders  2) the appointment of Deloitte Hadjipavlou Sofianos & Cambanis S.A., Certified Auditors Accountants S.A., as the Company's independent auditors for the fiscal year ending December 31, 2011.

Third Quarter 2011and 2010Results

For the quarter ended September 30, 2011, total voyage revenues amounted to $26.2 million compared to $29.9million for the quarter ended September 30, 2010. This decrease was mainly due to lower charter rates for some of our vessels due to the decline in the drybulk charter market.Voyage revenue for the quarter ended September 30, 2011 includes a deduction of $0.8 million  associated with the amortization of fair value of above market acquired time charters, attached to vessels acquired in the third quarter of 2011, which are amortized over the remaining period of the time charters.  Operating loss amounted to $2.2 million for the quarter ended September 30, 2011 compared to operating income of $2.5 million for the quarter ended September 30, 2010.  Net loss for the third quarter of 2011 amounted to $3.0 million or $0.04loss per share calculated on 76,771,969weighted average numbers of shares, basic and diluted. Net income for the third quarter of 2010 amounted to $1.2 million or $0.02 earningsper share calculated on 61,669,446 and 62,072,050 weighted average numbers of shares, basic and diluted, respectively.

The third quarter of 2011 net income figure includes the following non-cash items:

•

Amortization of fair value of above market acquired time charters of $0.8 million or $0.01 per basic and diluted share, associated with time charters attached to vessels acquired in the third quarter of 2011, namely Star Big and Star Mega, which are amortized over the remaining period of the time charter as decrease to net revenue.

•

Expenses of $0.6 millionor $0.01 per basic and diluted share, relating to the amortization of stock based compensation recognized in connection with the restricted shares issued to directors and employees.

•

An unrealized loss of $0.1 million or $0.001 per basic and diluted share, associated with the mark-to-market valuation of all the Company's derivatives.

Excluding thenon-cash items, net loss for the third quarter of 2011 would amount to $1.5 million or $0.02loss per basic and diluted share.

The third quarter 2010 net income figure includes the following non-cash items:

•

Net revenue of $0.3 million or $0.005 per basic and diluted share, representing amortization of fair value of below market acquired time charters, attached to vessels acquired, over the remaining period of the time charter asan increase to net revenue.

•

Expenses of $0.6 millionor $0.01 per basic and diluted share, relating to the amortization of stock based compensation recognized in connection with the restricted shares issued to directors and employees.

•

An unrealized loss of $0.1 million or $0.002 per basic and diluted share, associated with the mark-to-market valuation of the Company's derivatives.

•

A loss on bad debtsof $2.1 millionor $0.03 per basic and diluted share, associated with an adjustment of a Charterer’s balance.

Excluding these items net income for the third quarter of 2010 would amount to $3.7 million or $0.06 earnings per basic and diluted share.

Adjusted EBITDA for the third quarter 2011 and 2010 was $11.9 million and $16.6 million, respectively. A reconciliation of EBITDA and adjusted EBITDA to net cash provided by cash flows from operating activities is set forth below.

An average of 12.5 and 10.2 vessels were owned and operated during the third quarter of 2011 and 2010respectively, earning an average Time Charter Equivalent, or TCE, rate of $18,808per day and $26,146per day, respectively.  We refer you to the information under the heading "Summary of Selected Data" later in this earnings release for further information regarding our calculation of TCE rates.

For the quarter ended September 30, 2011 Vessel operating expenses totaled $6.5 million compared to $5.2 million for the same period of 2010. The increase is mainly due to the fact that the average number of vessels increased to 12.5 during the third quarter of 2011 compared to 10.2 in the third quarter of 2010.

For the quarter ended September 30, 2011 dry-docking expenses totaled $0.2 million compared to $3.5 million for the same period of 2010. The decrease is mainly due to the fact that just one vessel Star Big passed adry docking in third quarter of 2011.The vessel was delivered to theCompany at the yard prior to dry docking and thus the respective expenses were capitalized. The amount of $0.2 million in third quarter of 2011, relates to purchase of spares and other materials which will be used in future drydockings. During thethird quarter of 2010 the Company had two vessels that underwent a periodic dry-docking survey with a total cost of $3.5 million.

Depreciation expense increased to $12.7 million for the quarter ended September 30, 2011 compared to $11.7 million for the quarter ended September 30, 2010, due to the increase in thenumber of our vessels during the third quarter of 2011 compared to the third quarter of 2010.

General and administrative expenses for the quarter ended September 30, 2011 decreased to $3.0 million, compared to $3.5 million for the same period in 2010. This decrease is mainly due to the cost cutting approach that the Company adopted. Also if we take into consideration that in the general and administrative expenses for the quarter ended September 30, 2011 included an amount of $0.7 million, regarding the non-recurring severance payment to the former Chief Financial Officer (CFO), who resigned as of our CFO and from the Board of Directors as August 31, 2011, pursuant to his employment and consultancy agreements with the Company, the decrease would have been greater.

The third quarter of2010 includes non-recurring revenue of $5.0 million related to the agreement with a third party to sell a 45% interest in the future proceeds related to the settlement of several commercial claims, which is included under Other operational gain.

Nine months ended September 30, 2011and 2010Results

For the nine months ended September 30, 2011, total voyage revenues amounted to $78.4 million compared to $89.1 million for the same period of 2010. This decrease was mainly due to lower charter rates for some of thevessels during 2011 compared to the same period of 2010.In addition, the Companyfor the nine months ended September 30, 2011recorded lower revenue of $0.6million associated with the amortization of fair value of above/below market acquired time charters, attached to vessels acquired. Operating income amounted to $2.9 million for the nine months ended September 30, 2011 compared to an operating loss of $21.7 million for the same period of 2010. Net income for the nine months of 2011 amounted to $0.4 million representing $0.01earnings per basic and diluted share calculated on 67,882,516 and 67,932,328 weighted average number of shares, basic and diluted, respectively. Net loss for the nine months of 2010 amounted to $25.8 million representing $0.42 loss per share calculated on 61,260,641 weighted average number of shares, basic and diluted.

The nine months ended September 30, 2011 net income figure includes the following non-cash items:

•

An increase of revenue of $0.5 million or $0.01 per basic and diluted share, representing theamortization ofthe remaining balance of thefair value of below market acquired time charter attached to the vessel Star Cosmo,due to its early redelivery by its charterers.The amount of $0.2 million is included under Voyage revenue and represents the amortization of fair value of below market acquired time charter up to the date of the early redelivery of the vessel by its charterers and $0.3 million is included under Other operational gain, which represents the write-off of the unamortized portion after the early redelivery date.

•

Amortization of fair value of above market acquired time charters of $0.8 million or $0.01 per basic and diluted share, associated with time charters attached to vessels acquired in the third quarter of 2011, namely Star Big and Star Mega, which are amortized over the remaining period of the time charter as decrease to net revenue.

•

Expenses of $1.2 millionor $0.02 per basic and diluted share, relating to the amortization of stock based compensation recognized in connection with the restricted shares issued to directors and employees

•

An unrealized loss of $0.2 million or $0.003 per basic and diluted share, associated with the mark-to-market valuation of the Company's derivatives.

Excluding these items from net income forthe nine months ended September 30, 2011 would amount to $2.1 million or $0.03 earnings per basic and diluted share.

The nine months ended September 30, 2010net loss figure includes the following non-cash items:

•

Impairment loss of $34.7 million or $0.6 per basic and diluted share, in connection with the sale of the vessel Star Beta.

•

An increase of revenueof $1.0 million or $0.02 per basic and diluted share, representing amortization of fair value of below market acquired time charters, attached to vessels acquired, over the remaining period of the time charter into revenue.

•

Expenses of $3.1 million or $0.05 per basic and diluted share, relating to the amortization of stock based compensation recognized in connection with the restricted shares issued to directors and employees.

•

An unrealized loss of $0.3 million or $0.005 per basic and diluted share, associated with the mark-to-market valuation of the Company's derivatives.

•

A loss on bad debts of $2.1 million or $0.03 per basic and diluted share,associated with an adjustment of a Charterer’s balance.

Excluding these items a net income for the nine months ended September 30, 2010 would amount to $13.4 million or $0.22 earnings per basic and diluted share.

Adjusted EBITDA for nine months ended September 30, 2011 and 2010 was $40.9 million and $52.2 million respectively. A reconciliation of EBITDA and adjusted EBITDA to net cash provided by cash flows from operating activities is set forth below.

An average of 11.5 and 10.7 vessels were owned and operated during the nine months period ended September 30, 2011 and 2010 respectively, earning an average TCE rate of $20,165 and $26,937 per day, respectively.  We refer you to the information under the heading "Summary of Selected Data" later in this earnings release for further information regarding our calculation of TCE rates.

For the nine months ended September 30, 2011 vessel operating expenses totaled $17.2 million compared to $16.1 million for the same period of 2010. The increase in mainly due to the fact that the average number of vessels was increased to 11.5 during the nine months ended September 30, 2011 compared to 10.7 during the same period of 2010.

For the nine months ended September 30, 2011 and 2010 our dry-docking expenses were $1.6 million $5.0 million, respectively. The decrease is mainly due to the fact that we had twosupramaxvessels that underwent a dry docking survey, excluding vessel Star Big which underwent dry docking the same day that she was delivered to Company and the respective expenses were capitalized, compared to a capsize vessel and two supramaxvessels that underwent periodic dry-docking surveys in the same period in 2010.

Voyage expenses increased by $5.5 million to $17.0 million for the nine month period ended September 30, 2011 compared to $11.5 million for the nine month period ended September 30, 2010.This increase is mainly due to the fact that during the nine months period ended September 30, 2011, the Company contracted third party to serve two shipments and also chartered in two third party vessels to serve two more shipments under a Contract of Affreightment (COA).For thesame period in 2010 the Company had contractedthird party to serve two shipments and chartered in one third party vessel to serve one additional shipment under a Contract of Affreightment (COA). The revenue earned from the respective COA, for the nine months period ended September 30, 2011, amounted to $16.3 million compared to $10.0 million for the same period in 2010.

Depreciation expense increased to $36.7 million for the nine months ended September 30, 2011 compared to $34.7 million for the nine months ended September 30, 2010, due to the increase in the number of vessels that operated during nine months ended September 30, 2011 compared to the same period of 2010.

General and administrative expenses totaled $10.0 million during the nine months period ended September 30, 2011 compared to $9.2 million during the nine months period endedSeptember 30, 2010, respectively. The increase in general and administrative expenses in nine months period ended September 30, 2011 is mainly due to the non-recurring severance payment to the Company’s former Chief Executive Officer and President and to the Company’s formerCFO who resigned as our CFO and from the Board of Directors as of August 31, 2011,pursuant to the terms of their employment and consultancy agreements with the Company, totaling to $2.8 million and offset by a decrease of $1.9 million regarding stock based compensation expense for the nine months period ended September, 30 2011 compared to same period in 2010.

Other operational gain totaled to $11.1 million during the nine months period ended September 30, 2011.The Star Cosmo, with a lease term until May 1, 2011, was delivered to us on February 17, 2011 by its charterers. We recognized a non-cash gain of $0.3 million, which relates to the write-off of the unamortized fair value ofbelow market acquired time charter on the vessel’s redelivery date and a non-cash gain of $0.3 million, which represents the deferred revenue from the terminated time charter contract. In addition, due to the early redelivery of the Star Omicron on January 17, 2011 by its charterer, we received cash compensation of $1.2 million. Other operational gain for the nine month period ended September 30, 2011 also includes non-recurring revenue of $9.0 million received from the settlement of a commercial claim and a gain of $0.3 million regarding a hull and machinery claim. During the nine month period ended September 30, 2010,an amount $5.0 million was recorded under Other operational gainrelated to the agreement with a third party to sell a 45% interest in the future proceeds related to the settlement of several commercial claims.

Other operational Loss totaled to $4.1 million during the nine months period ended September 30, 2011On September 29, 2010 the Company agreed with a third party to sell a 45% interest in the future proceeds related to the settlement of certain of the commercial claims for $5.0 million During the nine month period ended Septmebr 30, 2011 the Company paid $4.1 million to the third party relating to the settlement of one of the legal cases included in the above mentioned agreement. During the nine month period ended September 30, 2010, no Other operational loss was recorded.

Liquidity and Capital Resources

Cash Flows

Net cash provided by operating activities for the nine months ended September 30, 2011 and 2010, was $35.6million and $51.5 million, respectively. Cash flows generated by the operation of our fleet decreased mainly due to lower average TCE rates, (a non- US GAAP measure representing time charter equivalent daily cash rates earned from chartering of the Company's vessels as a result of the decline in the drybulk vessel shipping industry. For the nine months period ended September 30, 2011 the Company earned $20,165 TCE rate per day compared to $26,937 TCE rate per day for the nine months period ended September 30, 2010. In addition we paid a non-recurring severance to the former Chief Executive Officer and Chief Financial Officer during the nine months period ended September 30, 2011 amounting to $2.3 million and $0.5 million respectively..

Net cash used in investing activities for the ninemonths endedSeptember 30, 2011and 2010was $108.9 million and $49.1 million, respectively. Net cash used in investing activities for the nine months ended September 30, 2011, consisted of $29.3 million concerning additions to vessels cost related to the acquisition of second hand capesize vessels Star Big and Star Mega and of $33.3 million related to the delivery of our new building vessel Star Borealis plus a cash consideration of $23.1 million paid for the acquisition of the above fair market charter rates attached to the vessels Star Big and Star Mega, installments amounting to  $22.5 million related to our newbuilding vessel Star Polaris which is expected to be delivered to us in November 2011 and a net decrease of $1.8 million in restricted cash offset by insurance proceeds amounting to $1.1 million.Net cash used in investing activities for the nine month ended September 30, 2010, was primarily due to additions to vessel cost related to the acquisition of the vessel Star Aurora amounting to $44.1 million plus installments related to our two newbuildings amounting to $32.4 million in aggregate and offset by a net decrease in restricted cash amounting to $7.0 million, the proceeds from the sale of Star Beta amounting to $20.3 million and insurance proceeds amounting to $0.1 million.

Net cash provided by/(used in)financing activities for the nine months period ended September 30, 2011 and 2010was $76.8million and ($38.0)million respectively. For the nine months ended September 30, 2011, net cash provided by financing activities consisted of loan proceeds amounting to $85.5 million, cash dividend payments of $10.4 million, financing fees amounting to $0.9 million, proceeds from the public offering amounting to $28.7 and loan installment payments amounting to $26.1 million.For the nine month ended September 30, 2010, net cash used in financing activities consisted of loan installment payments amounting to $54.4 million, cash dividend payments of $9.3 million and financing fees amounting $0.3 million offset by proceeds from new loans related to the acquisition of Star Aurora amounting to $26.0 million.

Summary of Selected Data

(TCE rates expressed in U.S. dollars)
	3 months ended	3 months ended
	September 30, 2010	September 30, 2011
Average number of vessels(1)	10.2	12.5
Number of vessels (as of the last day of the periods reported)	11	14
Average age of operational fleet (in years) (2)	10.1	11.0
Ownership days (3)	942	1,148
Available days (4)	883	1,122
Voyage days for fleet (5)	881	1,117
Fleet utilization (6)	99.8%	99.5%
Average per-day TCE rate (7)	$26,146	$18,808

	9 months ended	9 months ended
	September 30, 2010	September 30, 2011
Average number of vessels(1)	10.7	11.5
Number of vessels (as of the last day of the periods reported)	11	14
Average age of operational fleet (in years) (2)	10.1	11.0
Ownership days (3)	2,933	3,139
Available days (4)	2,853	3,089
Voyage days for fleet (5)	2,844	3,074
Fleet utilization (6)	99.7%	99.5%
Average per-day TCE rate (7)	$26,937	$20,165

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Average age of operational fleet is calculated as at September 30, 2010 and 2011, respectively.

(3) Ownership days are the total calendar days each vessel in the fleet was owned by Star Bulk for the relevant period.

(4) Available days for the fleet are the ownership days after subtracting for off-hire days with major repairs, dry-docking or special or intermediate surveys or transfer of ownership.

(5) Voyage days are the total days the vessels were in our possession for the relevant period after subtracting all off-hire days incurred for any reason (including off-hire for dry-docking, major repairs, special or intermediate surveys).

(6) Fleet utilization is calculated by dividing voyage days by available days for the relevant period.

(7) Represents the weighted average per-day TCE rates, of our entire fleet. TCE rate is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is determined by dividing voyage revenues (net of voyage expenses and amortization of fair value of above/below market acquired time charter agreements) by voyage days for the relevant period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. We included TCE revenues, a non- GAAP measure, as it provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. TCE rate is also included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods and because we believe that it presents useful information to investors.

Unaudited Consolidated Condensed Statement of Operations

(Expressed in thousands of U.S. dollars except for share and per share data)	3 months ended September 30, 2010	3 months ended September 30, 2011	9 months ended September 30, 2010	9 months ended September 30, 2011

Revenues:
Voyage Revenues	29,876	26,171	89,146	78,356
Management Fee Income	-	84	-	84
Expenses:
Voyage expenses	(6,507)	(5,932)	(11,530)	(16,953)
Vessel operating expenses	(5,184)	(6,523)	(16,080)	(17,194)
Drydocking expenses	(3,532)	(247)	(5,033)	(1,605)
Depreciation	(11,697)	(12,675)	(34,731)	(36,684)
Management fees	(42)	-	(123)	(54)
Gain/(Loss) on derivative instruments	252	(114)	(2,079)	(93)
General and administrative expenses	(3,481)	(2,996)	(9,154)	(10,010)
Loss on bad debts	(2,096)	-	(2,096)	-
Loss on sale of vessel	(102)	-	(102)	-

Vessel impairment loss		-	(34,947)	-
Other operational loss	-	-	-	(4,050)
Other operational gain	5,000	21	5,000	11,067

Operating income /(loss)	2,487	(2,211)	(21,729)	2,864

Interest and finance costs	(1,470)	(1,086)	(4,588)	(3,127)
Interest and other income	200	301	500	647
Total other expenses, net	(1,270)	(785)	(4,088)	(2,480)

Net income / (loss)	1,217	(2,996)	(25,817)	384

Earnings/ (loss) per share, basic	0.02	(0.04)	(0.42)	0.01
Earnings /(loss) per share, diluted	0.02	(0.04)	(0.42)	0.01
Weighted average number of shares outstanding, basic	61,669,446	76,771,969	61,260,641	67,882,516
Weighted average number of shares outstanding, diluted	62,072,050	76,771,969	61,260,641	67,932,328

Unaudited Consolidated Condensed Balance Sheets (Expressed in thousands of U.S. dollars)
ASSETS	December 31, 2010	September 30, 2011
Cash and restricted cash	14,374	18,093
Other current assets	9,544	14,372
TOTAL CURRENT ASSETS	23,918	32,465

Fixed assets, net	654,290	702,811
Restricted cash	24,020	25,770
Fair value of above market acquired time charter	-	22,301
Other non-current assets	1,022	1,922
TOTAL ASSETS	703,250	785,269

Current portion of long-term debt	33,785	41,072
Other current liabilities	9,450	12,927
TOTAL CURRENT LIABILITIES	43,235	53,999

Long-term debt	171,044	223,131
Other non-current liabilities	719	202
TOTAL LIABILITIES	214,998	277,332

STOCKHOLDERS' EQUITY	488,252	507,937

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	703,250	785,269

Unaudited Cash Flow Data

(Expressed in thousands of U.S. dollars)	9 months ended September 30, 2010	9 months ended September 30, 2011

Net cash provided by operating activities	51,497	35,574

Net cash (used in) investing activities	(49,125)	(108,932)

Net cash (used in) / provided by financing activities	(37,974)	76,750

EBITDA and adjusted EBITDA Reconciliation

Star Bulk considers EBITDA to represent net income before interest, income taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by the Generally Accepted Accounting Principles in the United States, ("U.S. GAAP"), and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which the Company assesses its liquidity position it is used by our lenders as a measure of our compliance with certain loan covenants and because the Company believes that it presents useful information to investors regarding the Company's ability to service and/or incur indebtedness.

The Company excluded amortization of the fair value of above/below market acquired time charters associated with time charters attached to vessels acquired, vessel impairment loss, loss on bad debts   non-cash gain or loss related to early time charter termination , change in fair value of derivatives and stock -based compensation expense recognized during the period, to derive adjusted EBITDA. The Company excluded the above non-cash items to derive adjusted EBITDA because the Company believes that these non-cash items do not reflect the operational cash inflows and outflows of the Company's fleet.

The following table reconciles net cash provided by operating activities to EBITDA and adjusted EBITDA:

(Expressed in thousands of U.S. dollars	3 months ended September 30, 2010	3 months ended September 30, 2011	9 months ended September 30, 2010	9 months ended September 30, 2011
Net cash provided by operating activities	18,194	10,994		51,49735,574
Net increase in current assets	5,435	3,880	1,407	5,891
Net decrease in operating liabilities, excluding current portion of long term debt	(8,235)	(3,684)	(4,562)	(3,063)
Amortization of fair value of below/above market acquired time charter agreements	343	(765)	1,017	(586)
Vessel impairment loss	71	-	(34,692)	-
Other non-cash charges	(17)	(13)	(24)	(18)
Amortization of deferred finance charges	(81)	(64)	(250)	(221)
Stock – based compensation	(586)	(575)	(3,101)	(1,203)
Change in fair value of derivatives	(114)	(114)	(282)	(163)
Loss on bad debts	(2,096)	=	(2,096)	-
Non-cash gain on time charter agreement termination	-	-	-	597
Total other expenses, net	1,270	785	4,088	2,480
Gain from Hull & Machinery claim received	-	20	-	260
EBITDA	14,184	10,464	13,002	39,548
Less:
Amortization of fair value of below/above market acquired time charter agreements	(343)	765	(1,017)	586
Change in fair value of derivatives		-	-	-
Non-cash gain on time charter agreement termination	-	-	-	(597)
Plus:
Loss on bad debts	2,096	-	2,096	-
Stock – based compensation	586	575	3,101	1,203
Vessel impairment loss	-	-	34,692	-
Change in fair value of derivatives	114	114	282	163
Adjusted EBITDA	16,637	11,918	52,156	40,903

Conference Call details:

Star Bulk's management team will host a conference call to discuss the Company's financial results today, November 9 at 11 a.m., Eastern Standard Time (EST).

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) (0) 1452 542 301 (from outside the US). Please quote "Star Bulk."

A replay of the conference call will be available until November 16, 2011. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 3128607#.

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the Star Bulk website (www.starbulk.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Star Bulk

Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk's vessels transport major bulks, which include iron ore, coal and grain and minor bulks such as bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, Greece. Its common stock trades on the Nasdaq Global Market under the symbol "SBLK". Currently, Star Bulk has an operating fleet of fourteen dry bulk carriers with definitive agreement to build one Capesize vessel which is expected to be delivered to the Company in November of 2011. The total fleet consists of sevenCapesize, and eight Supramax dry bulk vessels with a combined cargo carrying capacity of 1,626,748 deadweight tons. The average age of our current operating fleet is 11.1years.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may,""should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Company's management of historical operating trends, data contained in its records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Contacts:

Company:

Simos Spyrou

CFO

Star Bulk Carriers Corp.

c/o Star Bulk Management Inc.
40 Ag. Konstantinou Av.
Maroussi 15124
Athens, Greece
www.starbulk.com

Investor Relations / Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: starbulk@capitallink.com

www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAR BULK CARRIERS CORP.
(Registrant)

Date: November 10, 2011	By:	/s/ SPYROS CAPRALOS
	Name:	Spyros Capralos
	Title:	Chief Executive Officer and President